Exhibit 2.

TERMINATION AGREEMENT

This Termination Agreement. dated as of June 13, 2003 (the “Termination Agreement”), is by and among Illinois Community Bancorp, Inc., an Illinois corporation (the “Company”), Illini Corporation, an Illinois corporation (“Parent”), and Effingharn Merger Corporation, an Illinois corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and, together with the Company and Parent, the (“Parties”).

Recitals

A.            WHEREAS, the Parties entered into an Agreement and Plan of Merger, dated as of November 21, 2001, which was subsequently amended (the “Merger Agreement’);

B.            WHEREAS, the Parties acknowledge that the Effective Time, as defined in the Merger Agreement, has not occurred; and

C.            WHEREAS, the Parties have determined that it is in the best interests of the respective parties that the Merger Agreement be terminated by mutual written consent.

NOW THEREFORE, in consideration of the foregoing, and for other consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

1.             Termination by Mutual Consent.  The Merger Agreement is hereby terminated by mutual consent of the Parties pursuant to Section 8.1(a) of the Merger Agreement. The termination shall have the effects set forth in Section 8.2 of the Merger Agreement and this Termination Agreement. In accordance with Section 8.1 of the Merger Agreement, the Boards of Directors of each of the parties has authorized this Termination Agreement.

2.             Expenses.  The Parties acknowledge, confirm and agree that (a) pursuant to Section 9.1 of the Merger Agreement each of the Parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the Merger Agreement, including fees and expenses of its own financial consultants, accountants and counsel, and (b) except for the obligations under the Modified Promissory Note described in section 3 of this Termination Agreement, and (c) upon receipt of a detailed invoice from BKD LLP to Illinois Community Bancorp for work done on the Tax Opinion Letter, the Company will issue payment in the amount of $ 15,000.00 directly to BKD LLP, and (d) upon receipt of a detailed invoice from Polsinelli, Shalton, Welte PC to Illinois Community Bancorp for assistance in completing the S-4, the Company will issue payment in the amount of$ 34,133.93 directly to Polsinelli, Shalton, Welte PC, there are no other expenses, costs, liabilities or monies relating to the Merger Agreement and the transactions contemplated thereby that the Company on the one hand or the Parent or Merger Sub on the other hand is owed by or shall seek to recover from the other party.

3.             Loan to Company. The Promissory Note dated November 26, 2001 between the Parent and the Company, described in section 6.16 of the Merger Agreement, as modified by the Note Modification Agreement dated May 29, 2002, as of this date shows a principal balance due of$ 481,648.30 plus accrued interest due of $49,872.04. There are no other promissory notes or similar credit obligations outstanding between the Company on the one hand and the Parent and Merger Sub on the other hand. Contemporaneously with the execution of this Termination Agreement, the Company will complete a new financing arrangement. The closing of the new financing arrangement will occur simultaneously with the execution of this Termination Agreement. Part of the proceeds of this new financing arrangement will be used to fully satisfy the obligations of the above referenced loan obligation between the Parent and the Company. The Parent shall make no further demand or claim in regards to the loan described in section 6.16 of the Merger Agreement.

4.             Company’s General Release. The Company hereby releases and forever discharges the Parent and Merger Sub and their officers, directors, employees, agents, successors and assigns from and against any and all damages, costs, claims, expenses, debts, demands, suits, actions, causes of action and liability of any kind or nature whatsoever, including but not limited to attorneys’ fees, whether known or unknown, fixed or contingent, that the Company ever had or may now or hereafter have or claim to have or incur as a result of the Merger Agreement and transactions contemplated thereby from the beginning of time through the date of this Termination Agreement, or based upon the relationship that has heretofore existed between Company on the one hand and Parent and Merger Sub on the other hand or arising out of or based upon any act, omission or event which occurred or should have occurred prior to the date of this Termination Agreement. Company also covenants not to file any claim or lawsuit, nor to encourage, or assist others in filing or prosecuting a lawsuit to assert any claims released by Company pursuant to this Termination Agreement. This paragraph shall not release obligations under, or any claim arising out of a breach of the terms and conditions of, the Modified Promissory Note or any claims which cannot be waived or released as a matter of law.

5.             Parent and Merger Sub’s General Release. The Parent and Merger Sub each hereby release and forever discharge the Company and its officers, directors, employees, agents, successors and assigns from and against any and all damages, expenses, costs, claims, debts, demands, suits, actions, causes of action and liability of any kind or nature whatsoever, including but not limited to attorneys’ fees, whether known or unknown, fixed or contingent, that Parent or Merger Sub ever had or may now or hereafter have or claim to have or incur as a result of the Merger Agreement and transactions contemplated thereby from the beginning of time through the date of this Termination Agreement, or based upon the relationship that has heretofore existed between Company on the one hand and Parent and Merger Sub on the other hand or arising out of or based upon any act, omission or event which occurred or should have occurred prior to the date of this Termination Agreement. Parent and Merger Sub each also covenant not to file any claim or lawsuit, nor to encourage or assist others in filing or prosecuting a lawsuit to assert any claims released by Parent or Merger Sub pursuant to this Termination Agreement. This paragraph shall not release any obligations under or any claim arising out of a breach of the terms and conditions of, the Modified Promissory Note or any claims which cannot be waived or released as a matter of law.

6.             Severability. If any provision of this Termination Agreement, or the application of any provision to any party or circumstance shall be found by a court of competent jurisdiction to be, to any extent, invalid or unenforceable, the remainder of this Termination Agreement and the application of such provision to the Parties or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each provision shall be valid and enforced to the fullest extent permitted by law. Upon determination that any such provision is invalid, illegal or unenforceable, the Parties hereto shall amend this Termination Agreement so as to affect the original intent of the Parties as closely as possible in an acceptable manner.

7.             Governing Law. This agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois, without regard to any otherwise applicable principles of conflicts of laws.

IN WITNESS WHEREOF, the Parties have caused this Termination Agreement to be executed as of the day and year first set forth above.

ILLINOIS COMMUNITY BANCORP, INC.

By:	/s/ Roger D. Dotson
Name:	Roger D. Dotson
Title:	President and Chief Executive Officer

ILLINT CORPORATION

By:	/s/ Burnard K. McHone
Name:	Burnard K. McHone
Title:	President and Chief Executive Officer

EFFTNGHAM MERGER CORPORATION

By:	/s/ Burnard K. McHone
Name:	Burnard K. McHone
Title:	President